SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

PerSeptive Biosystems, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

715271 10 2
(CUSIP Number)

Geoffrey Nunes
MILLIPORE CORPORATION
80 Ashby Road
Bedford, MA 01730
(617) 533-2209

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 22, 1996
(Date of Event Which Requires Filing of this Amendment)

     If the filing person has previously filed a statement
on Schedule 13G to report the acquisition which is the
subject of this Schedule 13D, and is filing this schedule
because of Rule 13d-1(b)(3) or (4), check the following box
[   ].

     Check the following box if a fee is being paid with
this statement  [   ].  (A fee is not required only if the
reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No.  715271 10 2

1)  Name of Reporting Persons/S.S. or I.R.S. Identification
Nos. of Above Persons
     1.  Millipore Corporation     04-2170233
     2.  Millipore Investment Holdings Limited    51-0321703

2)  Check the Appropriate Row if a member of a Group (See
Instructions)
     (a)  X
     (b)

3)  SEC Use Only

4)  Source of Funds (See Instructions)  OO

5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d)or 2(e)

6)  Citizenship or Place of Organization     Millipore
Corporation -- Massachusetts
     Millipore Investment Holdings Limited -- Delaware

Number of (7)  Sole Voting Power Millipore Corporation --
995,539
Shares Bene-   Millipore Investment Holdings Ltd. --
1,164,710
ficially  (8)  Shared Voting Power 0
Owned by  (9)  Sole Dispositive Power Millipore Corporation
- --  995,539
Each Reporting Millipore Investment Holdings Ltd. --
1,164,710
     Person With    (10)  Shared Dispositive Power     0

11)  Aggregate Amount Beneficially Owned by Each Reporting
Person
     Millipore Corporation -- 995,539
     Millipore Investment Holdings Ltd. -- 1,164,710

12)  Check if the Aggregate Amount in Row (11) Excludes
Certain Shares
(See Instructions)

13) Percent of Class Represented by Amount in Row (11) In aggregate 10.2%

14)  Type of Reporting Person (See Instructions)
_____________________________
     Millipore Corporation    CO
     Millipore Investment Holdings Ltd. CO



Item 1.   Security and Issuer
[No Change]
     Equity Securities:  Common Stock, $0.01 Par Value
     Issuer:   PerSeptive Biosystems, Inc.
          500 Old Connecticut Path
          Framingham, MA  01701

Item 2.   Identity and Background
[No Change]
(a)  Name:     Millipore Corporation         Millipore Investment
                                             Holdings Ltd.
(b)  State of Organization: Massachusetts    Delaware
(c)  Address of Principal   80 Ashby Road    1013 Centre Road, Suite 350
      Business & Office:   Bedford, MA 01730 Wilmington, DE  19805
(d)  Criminal Proceedings:  Not Applicable   Not Applicable
(e)  Civil Injunction
     relating to Federal or
     State Securities laws: Not Applicable   Not Applicable

Item 3. Source and Amount of Funds or Other Consideration Millipore Corporation:The reported shares of Common Stock of
PerSeptive     Biosystems, Inc. were received upon the
redemption of  462 shares of the Series A Redeemable
Convertible    Preferred Stock, $0.01 Par Value, of
PerSeptive     Biosystems, Inc. on August 22, 1995 and of
460 shares of  such Series A Redeemable Convertible
Preferred Stock,         $0.01 Par Value, on August 22, 1996
which were part of  an aggregate of 1,850 shares of such
Preferred Stock     delivered to Millipore Corporation in
partial   consideration for the divestiture sale of the
physical  assets and goodwill of Millipore Corporation's
Life      Science Division.


Millipore Investment     The reported shares of Common Stock
of PerSeptive
Holdings Limited:   Biosystems, Inc. were received upon the
redemption of 538 shares of the Series A Redeemable Convertible Preferred Stock, $0.01 Par Value, of PerSeptive Biosystems, Inc. on August 22, 1995 and of 540 shares of such Series A Redeemable Convertible Preferred Stock, $0.01 Par Value, on August 22, 1996 which were part of an aggregate of 2,150 shares of such Preferred Stock delivered to Millipore Investment Holdings Limited in partial consideration for the divestiture sale of the intellectual property related to the former Life Science Division of Millipore Corporation.

Item 4.   Purpose of Transaction
     The shares of Common Stock of PerSeptive Biosystems, Inc. reported herein were acquired by the reporting persons as a result of the election by PerSeptive Biosystems, Inc. to redeem the first and second installments of its Series A Redeemable Convertible Preferred Stock, $0.01 Par Value, on the required redemption dates by the conversion on each such redemption date of an aggregate of 1,000 shares of such Preferred Stock into Common Stock in accordance with the terms of the Certificate of Designations with respect to such Preferred Stock. An aggregate of 4,000 shares of Series A Redeemable Convertible Preferred Stock were delivered to Millipore Corporation and Millipore Investment Holdings Ltd. pursuant to the divestiture sale of the former Millipore Life Science Division to PerSeptive Biosystems, Inc. on August 22, 1994. The shares of such Preferred Stock are mandatorily redeemable in four equal annual installments on August 22, 1995, 1996, 1997 and 1998 at a cash redemption price of $10,000 per share or by conversion into that number of shares of PerSeptive Biosystems Common Stock yielded by dividing the closing price for such Common Stock on the last trading day before the fifth business day prior to each redemption date. The Series A Redeemable Convertible Preferred Stock is also redeemable in its entirety at the option of the reporting persons in the event that the market value of PerSeptive Biosystems, Inc. Common Stock exceeds a specified target value.
(a) It is expected that future mandatory redemptions of the Series A Redeemable Convertible Preferred Stock may be effected through the conversion into additional shares of PerSeptive Biosystems, Inc. Common Stock.
(b)-(j) While the reporting persons are entitled to certain rights in the event of a default by PerSeptive Biosystems, Inc. in its obligation to redeem the Series A Redeemable Convertible Preferred Stock in accordance with the mandatory redemption provisions; neither of the reporting persons have any plans or proposals relating to material changes in the issuer's business or corporate structure, including those matters enumerated in paragraphs
(b) through (j) of Item 4 to Schedule 13-d.

Item 5.   Interest in Securities of the Issuer.
(a)  Millipore Corporation              995,539 shares     4.7%*
     Millipore Investment               1,164,710    shares 5.5%*
     Holdings Ltd                       2,160,249           10.2%*

*    Based on 21,278,000 shares outstanding as of August 22,
1996, as reported in a press release issued on such date by PerSeptive Biosystems, Inc.
(b)  Millipore Corporation    995,539 shares    sole power
                                                to vote or dispose
     Millipore Investment.    1,164,710 shares sole power to
     Holdings Ltd                              vote or dispose

(c) Except for the redemption transaction reported hereby, there have been no transactions in the Common Stock of PerSeptive Biosystems, Inc. by the persons enumerated in paragraph (a) above within the last 60 days.

(d)-(e)        [No Change].

Item 6.   Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.
                  [No Change].

Item 7.   Material to be Filed as Exhibits.
                  [No Change].

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     September 3, 1996
        (Date)

     MILLIPORE CORPORATION


     By:/s/    Geoffrey Nunes
               Geoffrey Nunes, Senior Vice President

     MILLIPORE INVESTMENT HOLDINGS LTD.


     By:/s/  Peter W. Walcott
     Peter W. Walcott, Vice President

Witness:/s/  W.Scott Arthur
Nashua, New Hampshire
Page 6 of 5 PagesSECURITIES AND EXCHANGE
COMMISSIONWashington, DC  20549